Exhibit 4.1

RESTRICTED STOCK UNIT AWARD AGREEMENT

1.    Employment Inducement Award.  Flexsteel Industries, Inc., a Minnesota Corporation (the “Company”), hereby grants to Karel K. Czanderna a Restricted Stock Unit Award (the “Award”). The Grant date is July 1, 2012. The Restricted Stock Units represent the right to receive ten thousand (10,000) shares of common stock of the Company (the “Shares”) subject to the terms and conditions set forth in this Restricted Stock Unit Award Agreement (this “Agreement”).

2.     Vesting.  The total Shares earned under (a) above will vest in three amounts: six thousand (6,000) on July 1, 2015; two thousand (2,000) on July 1, 2016; and two thousand (2,000) on July 1, 2017, provided you remain employed with the Company as of such dates.

3.    Termination.  If your employment is terminated by reason of death, Disability, termination by Flexsteel for reasons other than Cause, or you resign for Good Reason, any shares which are not vested at the time of your departure will be deemed fully vested. The terms Disability, Cause and Good Reason have the meanings set forth in your Letter Agreement, dated June 29, 2012.

4.    Payment of Award.  The Company will issue to you a number of Shares equal to the number of your vested Restricted Stock Units determined under Section 2 as soon as practicable after the Restricted Stock Units vest.

5.     Withholding Taxes.  You are responsible to promptly pay any federal, state, and local withholding taxes due upon vesting of the Restricted Stock Units. The Company and its subsidiaries are authorized to deduct from any payment to you any such taxes required to be withheld.

6.     Beneficiary Designation.  If your employment is terminated as a result of death during a fiscal year, Shares may be payable as provided in Section 3. The Plan permits each participant to designate a beneficiary to receive payments that may be due in the event of death. Any beneficiary can be named and you may change your beneficiaries at any time by submitting such designation, in writing, to the Chief Financial Officer of the Company.

7.    No Dividend Equivalents.  You are not entitled to dividend equivalents under this Agreement.

8.    Limitation of Rights.  Except as set forth in this Agreement, until the Shares are issued to you in settlement of your Restricted Stock Units, you do not have any right in, or with respect to, any Shares (including any voting rights) by reason of this Agreement. Further, you may not transfer or assign your rights under this Agreement and you do not have any rights in the Company’s assets that are superior to a general, unsecured creditor of the Company by reason of this Agreement.

9.    No Employment Contract.   Nothing contained in the Plan or this Agreement creates any right to your continued employment or otherwise affects your status as an employee at will. You hereby acknowledge that the Company and you each have the right to terminate your employment at any time for any reason or for no reason at all, subject only to the terms of any written Employment Agreement between you and the Company or its subsidiaries.

10.   Acknowledgment.  Your receipt of the Restricted Stock Unit Award and this Agreement constitutes your agreement to be bound by the terms and conditions of this Agreement. Your signature is not required in order to make this Agreement effective.

Flexsteel Industries, Inc.

By:	/s/ Timothy E. Hall
Timothy E. Hall Its: SVP – Finance, Chief Financial Officer and Secretary